UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2014

Commission File Number: 001-35645

China Mobile Games and Entertainment

Group Limited

Block A, 15/F Huajian Building

233 Tianfu Road, Tianhe District

Guangzhou, People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

EXPLANATORY NOTE

This current report on Form 6-K/A of China Mobile Games and Entertainment Group Limited (the “Company”) is being furnished to correct certain typographical errors in the basic and diluted earnings per American depositary share (“ADS”) data for the fourth quarter of 2013 appearing on pages 1, 5 and 13, non-GAAP basic and diluted earnings per ADS data for the fourth quarter of 2013 appearing on pages 5 and 13, and basic and diluted earnings per share for Class A and Class B ordinary shares data for the fourth quarter of 2013 appearing on page 11 of the Company’s current report on Form 6-K, which was originally furnished to the Securities and Exchange Commission on March 4, 2014.

Except for the foregoing, this Form 6-K/A does not amend, modify or update the disclosures contained in the original Form 6-K.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Mobile Games and Entertainment Group Limited

By:	/s/ Ken Jian Xiao
Name:	Ken Jian Xiao
Title:	Director and Chief Executive Officer

Date: March 5, 2014

Exhibit Index

Exhibit No.	Description

Exhibit 99.1	Press Release